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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III *

SEC FILE NUMBER
8-67787

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Weeden Prime Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

145 Mason Street
(No. and Street)

Greenwich	CT	06830
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Justyna Keily — 203-861-7605
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CohnReznick LLP
(Name – *if individual, state last, first, middle name*)

1301 Avenue of the Americas,	New York	NY	10019
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section

MAR 01 2018

Washington DC 413

CHECK ONE:

- ☐ Certified Public Accountant
- ☑ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

BW

OATH OR AFFIRMATION

I, Andrew J. Formato, Christopher J. Mahler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Weeden Prime Services, LLC, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KRISTY L VOYERS
NOTARY PUBLIC - CONNECTICUT
MY COMMISSION EXPIRES
MARCH 31, 2021

Notary Public

Andrew J. Formato
Member
Board of Managers
Title

Christopher J. Mahler
Member
Board of Managers

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WEEDEN PRIME SERVICES, LLC

Index

COHNREZNICK
ACCOUNTING • TAX • ADVISORY

CohnReznick LLP
cohnreznick.com

Report of Independent Registered Public Accounting Firm

To the Board of Managers and Shareholders
of Weeden Prime Services, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Weeden Prime Services, LLC as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Weeden Prime Services, LLC as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Weeden Prime Services, LLC's management. Our responsibility is to express an opinion on Weeden Prime Services, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Weeden Prime Services, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, has been subjected to audit procedures performed in conjunction with the audit of Weeden Prime Services, LLC's financial statement. The supplemental information is the responsibility of Weeden Prime Services, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statement or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statement as a whole.

We have served as Weeden Prime Services, LLC's auditor since 2012.

CohnReznick LLP

New York, New York
February 27, 2018

WEEDEN PRIME SERVICES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

Cash	$	304,487
Cash segregated under Federal regulations		120,000
Receivable from clearing brokers, net		3,988,907
Furnishings, computers and software, net		211,774
Other assets and security deposits		244,686
Total	$	4,869,854

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accounts payable, accrued expenses and other liabilities	$	782,151
Due to related parties		121,365
Total liabilities		903,516
Commitments		
Members' equity		3,966,338
Total	$	4,869,854

See Notes to Statement of Financial Condition

Note 1 - Organization

Weeden Prime Services, LLC (the "Company") is a Delaware limited liability company, originally organized as a corporation under the laws of the State of Florida on April 6, 2007. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and Commodity Futures Trading Commission ("CFTC"), and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), National Futures Association ("NFA"), and Securities Investor Protection Corporation ("SIPC"). The Company's operations consist primarily of trade execution and risk management services for customers and is an introducing broker for the transactions of institutional customers.

The Company is comprised of two members, Weeden Securities Corporation ("WSC"), and Weeden Investors, L.P. ("WILP"). The Company is managed by a Board of Managers which has the authority and discretion to conduct and oversee all aspects of its business and affairs.

As of December 31, 2017 the Company has agreements with four broker-dealers ("clearing brokers") to clear transactions, carry customers' accounts on a fully disclosed basis and perform record keeping functions, and consequently operates under the exemptive provisions of SEC rule 15c3-3(k)(2)(ii).

Note 2 - Summary of significant accounting policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management and available for issuance on February 27, 2018.

Subsequent events have been evaluated through this date.

Revenues have increased 57% and 7% in 2016 and 2017, respectively. Cash and receivable from clearing brokers total $4,413,394 and the Company continues to meet all current obligations. Regulatory net capital at December 31, 2017 was $3,509,877. Based on its cash and receivable from clearing brokers balance at December 31, 2017, its cash usage expectations for the remainder of 2018, the availability of capital contributions from WILP and WSC as well as the ability to curtail expenses if the need arises, management believes the Company will have sufficient liquidity to fund its operations and meet its obligations as they become due for at least the next 12 month period.

Furnishings, Computers, and Software

Amortization of internally created software is provided for using the straight-line method over five years. Depreciation for all other capitalized assets is provided for over the estimated useful lives of the related assets, generally five to seven years, using the straight-line method.

The Company accounts for costs incurred in connection with the development of software in accordance with guidance on accounting for costs of computer software developed or obtained for internal use. Accordingly, all costs in the preliminary project stage are expensed as incurred. Internal and external costs incurred to develop internal use computer software during the application's development state are capitalized. Upgrades and enhancements that result in additional functionality are also capitalized.

Revenue Recognition

Commission income is earned and related clearing expenses are incurred from execution of customer's securities transactions and are recorded on a trade date basis. Interest income and other income, including referral fees, are recorded when incurred or in accordance with associated agreements.

Income Taxes

The Company is a multi-member limited liability company and files a U.S. Partnership return.

The Internal Revenue Code ("IRC") provides that any income or loss, for either a single member or multi-member limited liability company, is passed through to the members for Federal and state income tax purposes. Accordingly, the Company has not provided for Federal or state income taxes. The Company is subject to the New York City Unincorporated Business Tax ("UBT").

At December 31, 2017, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. Federal and state income tax audits for all periods subsequent to 2014.

Soft Dollar Arrangements

The Company has soft dollar and commission sharing arrangements with customers that fall both within, and outside of, the safe harbor provisions of Rule 28(e) of the Securities Exchange Act of 1934 ("Rule 28(e)"), as amended, which provides for the payment of research, brokerage, quote services and other expenses.

Amounts relating to all customers with a positive total balance are reflected in the accompanying statement of financial condition in accrued expenses. Such amounts represent the estimated third-party research services and other services to be provided to all customers from whom the Company has earned commissions for execution of brokerage transactions or revenue from direct sales. The provision for uncollectible commissions is determined under the direct write-off method, which is not materially different from the allowance method. As of December 31, 2017, no allowance for uncollectible commissions was necessary as management believes all commissions receivable and prepaid research costs will be realized.

The amount of third-party research and other services that the Company will furnish to its customers is based on the amount of commissions that the Company receives or expects to receive for execution of brokerage transactions and is measured by the Company in terms of commission total balance (commissions paid less research provided). It is understood by the customers and the Company that the commission total balance is not redeemable in cash and, when redeemed, may only be used to obtain third-party research and other approved services through the Company. The accumulated commission total balance of customers is reduced when such customers request the Company to provide third-party research services.

New Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU 2014-09, Revenue from Contracts with Customers, as a new Topic, ASC 606. The new revenue recognition standard provides a five-step analysis of transactions to determine when and how revenue is recognized. The core principle is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606); Deferral of the Effective Date, which delayed the effective date of ASU 2014-09 by one year. As a result, ASU 2014-09, as amended, is effective for the Company beginning January 1, 2018, and can be applied retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The Company is currently evaluating the potential effect of adopting this guidance on its financial statements, as well as the transition methods.

Use of Estimates

The preparation of the statement of financial condition in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

Note 3 - Cash

During 2017, the Company maintained cash accounts in excess of FDIC and SIPC limits. The Company monitors the solvency of the institutions in which these cash accounts are maintained.

Note 4 - Cash segregated under Federal regulations

Cash of $120,000 has been segregated in a special reserve bank account for the benefit of customers.

Note 5 - Furnishings, computers and software

Details of furnishings, computers and software at December 31, 2017 are as follows:

Furnishings	$ 14,609
Computers	17,069
Software	622,342
Sub-total	654,020
Less accumulated depreciation and amortization	442,246
Total	$211,774

Note 6 - Net capital requirement

The Company, as a member of FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the CFTC's minimum financial requirements which require that the Company maintain net capital, as defined, equal to the greater of its requirements under Regulation 1.17 under the Commodity Exchange Act or Rule 15c3-1. At December 31, 2017, the Company's net capital was $3,509,878 which was $3,259,878 in excess of its minimum requirement of $250,000 under 15c3-1.

Note 7 - Receivable from clearing brokers

The clearing and depository operations for the Company's transactions are provided by four brokers. For financial reporting purposes, amounts due to brokers have been offset against amounts due from brokers.

	Receivable
Receivable from clearing brokers	$ 3,984,357
Commissions	4,550
Totals	$3,988,907

In addition, the receivables from the clearing brokers are subject to these clearance agreements and include required clearing deposits of $200,000, $250,000, $250,000, and $1,000,000, as well as an additional $750,000 minimum equity requirement to ensure the clearing brokers' obligations.

Note 8 - Off-balance-sheet risk

Pursuant to the clearance agreements, the Company introduces all of its securities transactions to clearing brokers on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing brokers. In accordance with the clearance agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customer's accounts.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of the various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligation and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Note 9 - Commitments

The Company has agreements with various third parties to share commissions and pay fees as defined in the respective agreements. Approximately $1,280,000 was expensed for the year ended December 31, 2017 under these agreements.

On June 1, 2013, the Company entered into a lease with a related party, Weeden & Co, LP ("the affiliate"). The terms of the lease were amended in March 2014, renewed on June 1, 2015 and amended again in September 2016. Provided no notice is given, the lease will continue to auto-renew for one year terms until the final auto-renewal beginning on June 1, 2026. On December 1, 2013, the Company entered into a second lease with a non-related party whose term began on February 21, 2014 and will expire on April 30, 2019. The Company has paid a security deposit of $73,081 in accordance with that lease.

The aggregate minimum rental commitments under these leases are as follows:

Year Ending December 31,	Amount
2018	$ 491,350
2019	257,276
2020	151,200
2021	151,200
2022	151,200
Thereafter	756,000
Total	$1,958,226

The Company has entered into a sublease agreement with a related party which will expire in 2019. For the year ended December 31, 2017, total sublease income amounted to $190,188. Future sublease income of $190,188 for calendar year 2018 and $58,686 for calendar year 2019 is anticipated.

Note 10 - Concentrations of credit risk

The Company maintains its cash balances at one financial institution. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution. The Company is subject to credit risk to the extent that the financial institution with which it conducts business is unable to fulfill its contractual obligations.

During the year ended December 31, 2017, approximately 75% of the Company's commission revenues were derived from twenty customers. There was a $19,000 direct receivable due from customers as of December 31, 2017. All other outstanding commissions are included in receivable from clearing brokers on the statement of financial condition.

Note 11 - Related party transactions

The Company has an expense sharing agreement with the affiliate where each company may provide various accounting, technology, and administrative services. For the year ended December 31, 2017, the Company incurred expenses of approximately $1,261,459 for services and provided services in the amount of $131,817. In addition, the Company also capitalized approximately $34,500 of software costs related to the aforementioned expense sharing arrangement. The Company also has a cross referral agreement, whereby each company may refer clients to the other in exchange for a share of the commissions generated. The Company generated approximately $80,000 to the affiliate and received approximately $459,000. The Company also sub-leases office space from the affiliate. The Company recorded $151,200 of occupancy expense under this lease in 2017. During the year, approximately $51,000 of various

miscellaneous expenses were incurred on behalf of the affiliate and $264,000 of miscellaneous expenses were provided to the Company by the affiliate. There is an outstanding balance of $121,365 due to the affiliate as of December 31, 2017.

Note 12 - Income taxes

The Company is subject to a 4% New York City UBT. The Company recorded a full valuation allowance against the New York City UBT loss on the basis of management's assessment that the amount is more likely than not to be realized.

Note 13 - Soft dollar transactions

The Company entered into soft dollar and commission sharing arrangements with certain clients which fell both within, and outside of, the provision of Rule28(e). Under this program, the Company charges additional dollars on customer trades made with the Company and uses these fees to pay market data, research related and other expenses on behalf of clients. During 2017, the Company paid client expenses totaling approximately $504,000 and has an outstanding receivable and liability of approximately $43,000 and $120,000, respectively, as of December 31, 2017.

Note 14 - Members' equity

At December 31, 2017, members' equity is comprised of the following:

Weeden Securities Corporation	$ 39,663
Weeden Investors, L.P.	3,926,675
Total	$3,966,338

WEEDEN PRIME SERVICES, LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AND REGULATION 1.17 OF THE COMMODITY FUTURES TRADING COMMISSION
DECEMBER 31, 2017

Net capital:	
Total members' equity	$ 3,966,338
Deduct nonallowable assets:	
Other assets, security deposits and due from related parties	244,687
Furnishings, computers and software, net	211,774
Total	456,461
Net capital	$ 3,509,877
Aggregate indebtedness	$ 903,516
Computed minimum net capital required (6 2/3% of aggregate indebtedness)	$ 60,234
Minimum net capital required (under SEC Rule 15c3-1)	$ 250,000
Minimum net capital required (under CFTC Regulation 1.17)	$ 250,000
Excess net capital ($3,509,877 - 250,000)	$ 3,259,877
Percentage of aggregate indebtedness to net capital	26%

There were no material differences existing between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

See Report of Independent Registered Public Accounting Firm.